

Mailstop 3233

July 20, 2016

Via E-mail
Mr. Thomas E. O'Hern
Senior Executive Vice President, Treasurer
and Chief Financial and Accounting Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

> **Re:** **The Macerich Company**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 001-12504**
> **Form 10-Q for the quarterly period ended March 31, 2016**
> **Filed May 6, 2016**
> **Response Filed June 10, 2016**
> **File No. 001-12504**

Dear Mr. O'Hern:

We have reviewed your response to our comment and have the following additional comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2016

Note 4. Investments in Unconsolidated Joint Ventures, page 11

1. We have considered your response to our prior comment 1. We are unclear how your response addresses the revised consolidation guidance under ASU 2015-02. For example, we are unclear how your analysis of whether the referenced entities are variable interest entities conforms to the revised guidance for limited partnerships and similar entities under ASU 2015-02. Please provide us with an updated analysis for the referenced entities.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities